Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Toro Corp. (“Toro”) for the six-month periods ended June 30, 2025, and June 30, 2026. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Toro and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2026. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2025 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the 2025 Annual Report.

On October 8, 2026, we completed the pro rata distribution of all outstanding AI OKTO CORP. (“AI OKTO”) common shares in connection with the spin-off of our LPG carrier business. Shareholders entitled to the distribution received one AI OKTO common share for every eight Toro common shares, held on the record date of October 1, 2026. As a result, beginning in the fourth quarter of 2026, our business will comprise of two reportable segments, the Eco tanker segment and the Non-Eco tanker segment. For more information, please see “Spin-Off of LPG Carrier Business” in the Note 19(f) to our unaudited interim condensed consolidated financial statements and as included elsewhere in this discussion of the financial condition and results of operations of Toro for the six-month periods ended June 30, 2025, and June 30, 2026.

Business Overview and Fleet Information

We are an independent, growth-oriented shipping company that was incorporated under the laws of the Republic of the Marshall Islands in July 2022 by Castor Maritime Inc. (“Castor”) to serve as the holding company of Castor’s former tanker owning subsidiaries and Elektra Shipping Co. (formerly owning the M/T Wonder Arcturus) in connection with the spin-off of Castor’s tanker business into an independent, publicly traded company (the “Spin-Off”). The Spin-Off was completed on March 7, 2023, on which date we began to trade as an independent publicly listed company. For further information regarding the Spin-Off, refer to the 2025 Annual Report.

We acquire, own, charter and operate oceangoing tanker vessels. We currently own, charter and operate four MR tanker vessels, with an aggregate cargo carrying capacity of 0.2 million dwt and an average age of 9.4 years (together, our “Fleet”) and provide worldwide seaborne transportation services for refined petroleum products.

As of October 9, 2026, we operated a fleet of four vessels engaged in the worldwide transportation of refined petroleum products, consisting of four MR (MR2 class) tankers. As a result of the different characteristics of the transport of refined petroleum products (carried by MR tanker vessels) and LPG (carried by LPG carriers), as well as differences in the nature of trade, trading routes, charterers and cargo handling of LPG and refined petroleum products, and considering the tanker vessels’ eco-design technical characteristics we have determined that during the six months ended June 30, 2026, we operated in three reportable segments: (i) the Eco tanker segment (comprised of M/T Wonder Altair), (ii) the Non-Eco tanker segment (comprised of M/T Wonder Maia) and (iii) the LPG carrier segment (comprised of LPG Dream Arrax and LPG Dream Vermax), each on a continuing operations basis. Following completion of the sale of the M/T Wonder Sirius on January 24, 2024, the Company no longer has any Aframax/LR2 vessels and the results of operations and cash flows of the Aframax/LR2 tanker segment, as well as their assets and liabilities, are reported as discontinued operations for all periods presented. For information on our discontinued operations, see Note 3 to the unaudited interim condensed consolidated financial statements. On April 14, 2025, we completed the previously announced contribution of the subsidiaries then constituting our Handysize tanker segment to our then wholly owned subsidiary, Robin Energy Ltd. (“Robin”), in exchange for various issuances of stock by Robin and the distribution of all common shares of Robin on a pro rata basis to our common shareholders (such transactions collectively, the “Robin Spin-Off”). We retain an interest in Robin through our ownership of shares of Series A Convertible Preferred Stock of Robin (the “Robin Series A Preferred Shares”), with an aggregate liquidation preference of $50,000,000.

Our Fleet is currently contracted to operate in a mix of pool and time charters. Our commercial strategy primarily focuses on deploying our Fleet under a mix of pools, voyage charters and time charters according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools.

With effect from July 1, 2022, and as of June 30, 2026, Castor Ships S.A. (“Castor Ships”), a related party, provides ship management and chartering services to the vessels, either directly or through subcontracting agreements with unrelated third-party managers.

The following table summarizes key information about our Fleet as of October 9, 2026:

Fleet vessels:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Eco Tanker Segment
M/T Wonder Altair	50,303	2021	China	Time Charter Period	$20,600 per day	December 2026	March 2027
M/T Wonder Alasia(1)	49,874	2018	Japan	Time Charter Period	$29,500 per day	August 2027	November 2027
Non-Eco Tanker Segment
M/T Wonder Maia	50,880	2014	South Korea	Time Charter Period	$34,000 per day	April 2027	June 2027
M/T Wonder Atria	49,990	2014	South Korea	Tanker Pool(2)	N/A	N/A	N/A

(1)
On September 6, 2026, we, through a wholly owned subsidiary, entered into an agreement to acquire the M/T Wonder Alasia, for a purchase price of $45.9 million. The M/T Wonder Alasia was delivered to the Company on September 17, 2026.

(2)
On September 17, 2026, we, through a wholly owned subsidiary, entered into an agreement to acquire the M/T Wonder Atria (currently operating under its previous name with IMO No. 9686716), for a purchase price of $37.5 million. The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of MR tanker vessels.

Spin-Off of LPG Carrier Business

On October 8, 2026, we completed the spin-off of our LPG carrier segment comprising two LPG carriers, the LPG Dream Arrax and the LPG Dream Vermax, $45.0 million of cash and settlement of certain liabilities and other obligations between the Company and AI OKTO as provided by the Contribution and Spin-Off Distribution Agreement between the Company and AI OKTO (the “AI OKTO Spin-Off”). In connection with the AI OKTO Spin-Off, we distributed all of the outstanding common shares of AI OKTO  to our shareholders on a pro rata basis, with our common shareholders receiving one common share of AI OKTO for every eight of our common shares held as of October 1, 2026.  AI OKTO’s common shares have been approved for listing on the Nasdaq Capital Market under the symbol “AIOK”. We retain an interest in AI OKTO through the ownership of 5,000,000 shares of 1.00% Series A Convertible Preferred Stock, with a stated amount of $5.00 per share, of AI OKTO. AI OKTO filed a registration statement on Form 20-F, which was declared effective by the SEC on September 29, 2026 and contains a more detailed description of the terms of the AI OKTO Spin-Off.

Recent Developments

Please refer to Note 19 to our unaudited interim condensed consolidated financial statements for developments that took place after June 30, 2026.

Operating Results

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industries in which we operate;

•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of our business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy and the size and composition of our Fleet resulting from our vessel acquisitions and disposals;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker industries, including international conflict or war (or threatened war), such as between Russia and Ukraine, tensions in the Middle East, including the war involving Iran, the U.S. and Israel, instability in Venezuela, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, the Persian Gulf and the imposition of tariffs and other protectionist measures, such as port fees, imposed or threatened by the United States, China and other countries;

•	The employment and operation of our Fleet including the utilization rates of our vessels;

•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our Fleet in the voyage, time charter and pool markets, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet, including the effective and efficient management of our Fleet by our manager and its sub-managers, and their suppliers;

•	The number of charterers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

•
The ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers and pool operators through the development of new working relationships;

•	The vetting approvals by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•
Our borrowing levels and the finance costs related to any outstanding debt we may incur, including under our revolving credit facilities, as well as our compliance with debt covenants in any such financing arrangements;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Major outbreaks of diseases and governmental responses thereto;

•	The level of any distribution on all classes of our shares;

•	The effects of the AI OKTO Spin-Off, which was completed on October 8, 2026; and

•
The risks associated with Castor’s, Robin’s and AI OKTO’s respective businesses as a result of our investment in the shares of Series D Preferred stock of Castor, Robin and AI OKTO Series A Preferred Shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in our 2025 Annual Report.

Employment and operation of our Fleet

A significant factor that impacts our profitability, in addition to the size and composition of our Fleet, is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the shipping segments in which we operate, our commercial strategy including the decisions regarding the employment mix of our Fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-manager’s ability to leverage our relationships with existing or potential customers. As a recent entrant to the tankers’ business, our customer base is currently concentrated to a small number of charterers. The breadth of our customer base has historically had an impact on the profitability of our business and in the six months ended June 30, 2026, 100% of our revenues were earned on time charters entered into with seven different charterers. Further, the effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including our operating results at the segment level, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated from voyage charters, time charters and pool arrangements. Total vessel revenues are affected by the number of vessels in our Fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our Fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.

We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses, costs of European Union Allowances (“EUAs”) and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing Fleet operating expenses by the Ownership Days for the relevant period.

Management fees. Management fees include fees paid to related party providing certain ship management services to our Fleet pursuant to ship management agreements with Castor Ships.

Off-hire. Off-hire is the period our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as unscheduled repairs and other unforeseen events.

Time Charter Equivalent (“TCE”) revenues. See Appendix A for a description of the TCE revenues.

Daily TCE Rate. See Appendix A for a description of the Daily TCE Rate.

Results of Operations

Consolidated Results of Operations

Six months ended June 30, 2026, as compared to the six months ended June 30, 2025

	Six months ended June 30, 2025	Six months ended June 30, 2026	Change – amount
Total vessel revenues	$9,596,953	$12,913,332	$3,316,379
Expenses:
Voyage expenses (including commissions to related party)	(626,994)	(1,081,589)	(454,595)
Vessel operating expenses	(4,548,328)	(4,716,588)	(168,260)
Management fees to related party	(919,989)	(819,900)	100,089
Depreciation and amortization	(2,306,700)	(2,892,182)	(585,482)
General and administrative expenses (including costs from related party)	(3,955,945)	(5,961,232)	(2,005,287)

Operating loss	$(2,761,003)	$(2,558,159)	202,844
Interest and finance costs, net(1)	2,988,954	916,773	(2,072,181)
Foreign exchange gains/(losses)	35,744	(18,519)	(54,263)
Dividend income from related party	2,620,833	2,750,000	129,167
Dividend income on equity securities	4,623	—	(4,623)
Gain/(loss) on equity securities	22,163	(2,774)	(24,937)
Net income and comprehensive income from continuing operations	$2,911,314	$1,087,321	$(1,823,993)
Net income/(loss) and comprehensive income/(loss) from discontinued operations	$100,766	$(2,479)	$(103,245)
Net income and comprehensive income	$3,012,080	$1,084,842	$(1,927,238)

(1)	Includes interest and finance costs, net of interest income, if any.

Total Vessel Revenues

Total vessel revenues increased to $12.9 million in the six months ended June 30, 2026, from $9.6 million in the same period in 2025. This increase of $3.3 million was mainly associated with (i) the increase in the prevailing charter rates of our MR2 tanker vessels and our LPG carrier vessels and (ii) the change in the composition of our Fleet, partially offset by the decrease in the Available Days of our Fleet to 724 days in the six months ended June 30, 2026, from 781 days in the corresponding period in 2025. During the six months ended June 30, 2026, our Fleet earned on average a Daily TCE Rate of $16,342, compared to an average Daily TCE Rate of $11,485 earned during the same period in 2025. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this metric to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage expenses for our Fleet increased to $1.1 million in the six months ended June 30, 2026, from $0.6 million in the same period in 2025. This increase of $0.5 million was mainly associated with (i) an increase of $0.3 million in port and other expenses due to the higher costs of EUAs in the six months ended June 30, 2026, as compared to the same period in 2025 and (ii) an increase of $0.1 million in brokerage commissions due to higher prevailing charter rates in the six months ended June 30, 2026, as compared to the same period in 2025.

Vessel Operating Expenses

The increase in vessel operating expenses by $0.2 million, to $4.7 million in the six months ended June 30, 2026, from $4.5 million in the same period in 2025, mainly reflects the increase in the daily vessel operating expenses of the vessels in our Fleet to $6,515 in the six months ended June 30, 2026, from $5,500 in the same period in 2025, mainly due to the change in the mix of our Fleet following the addition of the MR tanker vessels which incur higher daily vessel operating expenses than the LPG carrier vessels due to their size. This increase was partially offset by the decrease in the Ownership Days of our Fleet to 724 days in the six months ended June 30, 2026, from 827 days in the corresponding period in 2025.

Management Fees

Management fees decreased to $0.8 million in the six months ended June 30, 2026, from $0.9 million in the same period in 2025. This decrease mainly reflects the decrease in the Ownership Days of our Fleet, partially offset by higher management fees, which increased from $1,071 per vessel per day to $1,100 per vessel per day effective July 1, 2025, as a result of adjustments for inflation in accordance with the terms of the master management agreement, between the Company, the Company’s ship-owning subsidiaries and Castor Ships, effective from July 1, 2022.

Depreciation and Amortization

Depreciation expenses for our Fleet increased to $2.7 million in the six months ended June 30, 2026, from $2.0 million in the same period in 2025 as a result of higher depreciation expenses of M/T Wonder Altair and M/T Wonder Maia, offset by the decrease in the Ownership Days of our Fleet in the six months ended June 30, 2026, as compared to the same period in 2025. Dry-dock amortization charges decreased to $0.2 million in the six months ended June 30, 2026, from $0.3 million in the same period in 2025. For the six months ended June 30, 2026, the dry-dock amortization charges are related to LPG Dream Arrax and LPG Dream Vermax, which completed their scheduled dry-dock in the second and third quarter of 2025, respectively. For the six months ended June 30, 2025, the dry-dock amortization charges are related to M/T Wonder Mimosa until the Robin Spin-Off on April 14, 2025 and LPG Dream Arrax and LPG Dream Terrax which completed their scheduled dry-dock in the end of second quarter of 2025, respectively.

General and Administrative Expenses

General and administrative expenses in the six months ended June 30, 2026, amounted to $6.0 million, whereas, in the same period in 2025, general and administrative expenses totaled $4.0 million. This increase is mainly associated with the stock-based compensation cost for unvested shares granted under our Equity Incentive Plan amounting to $3.3 million and $1.8 million for the six months ended June 30, 2026 and 2025, respectively.

Interest and finance costs, net

Interest and finance costs, net, amounted to $(0.9) million in the six months ended June 30, 2026, whereas in the same period of 2025, interest and finance costs, net amounted to $(3.0) million. This variation is mainly due to (i) the decrease in interest income from related party during the six months ended June 30, 2026, as compared with the same period of 2025, due to the $100.0 million senior term loan facility to Castor entered into on December 11, 2024 and fully repaid on May 5, 2025, and (ii) the increase in interest expense in relation to our revolving credit facility in the six months ended June 30, 2026, as compared with the same period of 2025, for which the Company had no outstanding loan agreement.

Net income/(loss) from discontinued operations

Net income/(loss) from discontinued operations decreased to $(0.002) million in the six months ended June 30, 2026, from $0.1 million in the same period in 2025. For further details regarding the amounts recorded in respect of discontinued operations in the six months ended June 30, 2025 and 2026, please refer to Note 3 to our unaudited interim condensed consolidated financial statements.

Six months ended June 30, 2026, as compared to the six months ended June 30, 2025 — Eco Tanker Segment

	Six months ended June 30, 2025	Six months ended June 30, 2026	Change – amount
Total vessel revenues	$2,068,779	$3,870,923	$1,802,144
Expenses:
Voyage expenses (including commissions to related party)	(266,641)	(435,512)	(168,871)
Vessel operating expenses	(696,733)	(1,403,230)	(706,497)
Management fees to related party	(144,585)	(214,600)	(70,015)
Depreciation and amortization	(415,178)	(791,501)	(376,323)
Segment operating income	$545,642	$1,026,080	$480,438

Total Vessel Revenues

Total vessel revenues for our Eco tanker segment increased to $3.9 million in the six months ended June 30, 2026, from $2.1 million in the same period in 2025. This increase of $1.8 million was driven by the (i) increase in the Available Days of our Eco-tanker vessel in our Fleet to 181 days in the six months ended June 30, 2026, from 103 days in the corresponding period in 2025, reflecting the M/T Wonder Altair, delivered on July 11, 2025, being owned for the full period in 2026, compared with the M/T Wonder Mimosa, owned until the Robin Spin-Off on April 14, 2025, and the (ii) increase in the prevailing charter rates of our Eco tanker vessel. During the six months ended June 30, 2026, our Eco tanker fleet earned on average a Daily TCE Rate of $18,980, compared to an average Daily TCE Rate of $17,496 earned by the M/T Wonder Mimosa (included in the Eco tanker segment as successor to the former Handysize segment until its contribution to Robin on April 14, 2025) during the same period in 2025. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage Expenses increased to $0.4 million for our Eco-tanker segment in the six months ended June 30, 2026, from $0.3 million in the same period in 2025, as a result of the increase in Available Days in the six months ended June 30, 2026, compared to the same period in 2025.

Vessel Operating Expenses

The increase in operating expenses for our Eco-tanker segment by $0.7 million to $1.4 million in the six months ended June 30, 2026, from $0.7 million in the corresponding period of 2025, mainly reflects the increase of the Ownership Days of our Eco-tanker fleet to 181 days in the six months ended June 30, 2026, from 103 days in the corresponding period in 2025.

Management Fees

Management fees for our Eco-tanker segment increased to $0.2 million in the six months ended June 30, 2026, from $0.1 million in the same period in 2025, as a result of the increase of the Ownership Days of our Eco-tanker fleet and the increased management fees following the inflation-based adjustments in management fees discussed in more detail under “—Consolidated Results of Operations—Management Fees.”

Depreciation and Amortization

Depreciation expenses for our Eco-tanker segment increased to $0.8 million in the six months ended June 30, 2026, from $0.2 million in the same period in 2025, as a result of the increase in the Ownership Days of our Eco-tanker fleet. Dry-dock amortization charges amounted to $0 for the six months ended June 30, 2026, and $0.3 million in the corresponding period of 2025. Dry-dock amortization charges in the six months ended June 30, 2025, amounted to $0.3 million, related to the amortization of the M/T Wonder Mimosa until the Robin Spin-Off on April 14, 2025, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively.

Six months ended June 30, 2026 — Non-Eco Tanker Segment

We entered the Non-Eco tanker segment in the third quarter of 2025 and, accordingly, no comparative financial information exists for the six months ended June 30, 2025.

Six months ended June 30, 2026
Total vessel revenues	$4,836,972
Expenses:
Voyage expenses (including commissions to related party)	(435,788)
Vessel operating expenses	(1,439,613)
Management fees to related party	(207,100)
Depreciation and amortization	(950,816)
Segment operating income	$1,803,655

Total Vessel Revenues

Total vessel revenues for our Non-Eco tanker segment amounted to $4.8 million in the six months ended June 30, 2026 since the delivery of the vessel M/T Wonder Maia on September 29, 2025. During the six months ended June 30, 2026, we owned on average 1.0 Non-Eco tanker vessels that earned a Daily TCE Rate of $24,316. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned the vessel, we were engaged in time charter.

Voyage Expenses

Voyage expenses for our Non-Eco tanker segment amounted to $0.4 million in the six months ended June 30, 2026, mainly comprised of EUAs cost and brokerage commissions.

Vessel Operating Expenses

Operating expenses for our Non-Eco tanker segment amounted to $1.4 million in the six months ended June 30, 2026, and mainly comprised crew costs and spares, repairs and maintenance costs.

Management Fees

Management fees for our Non-Eco tanker segment amounted to $0.2 million in the six months ended June 30, 2026.

Depreciation and Amortization

Depreciation expenses amounted to $1.0 million in the six months ended June 30, 2026, and exclusively relate to depreciation charge of the vessel M/T Wonder Maia.

 Six months ended June 30, 2026, as compared to the six months ended June 30, 2025 — LPG Carrier Segment

	Six months ended June 30, 2025	Six months ended June 30, 2026	Change – amount
Total vessel revenues	$7,528,174	$4,205,437	$(3,322,737)
Expenses:
Voyage expenses (including commissions to related party)	(360,353)	(210,289)	150,064
Vessel operating expenses	(3,851,595)	(1,873,745)	1,977,850
Management fees to related party	(775,404)	(398,200)	377,204
Depreciation and amortization	(1,891,522)	(1,149,865)	741,657

Segment operating income	$649,300	$573,338	$(75,962)

Total Vessel Revenues

Total vessel revenues for our LPG carrier segment amounted to $4.2 million in the six months ended June 30, 2026, as compared to $7.5 million in the same period of 2025. This decrease of $3.3 million is mainly due to the decrease in the Available Days of our LPG carrier vessels in our Fleet to 362 days in the six months ended June 30, 2026, from 678 days in the corresponding period in 2025, as the result of the sale of the (i) LPG Dream Syrax on September 3, 2025, and (ii) LPG Dream Terrax on September 25, 2025. During the six months ended June 30, 2026, our LPG Carrier fleet earned on average a Daily TCE Rate of $11,036, compared to an average Daily TCE Rate of $10,572 earned during the same period in 2025. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the six months ended June 30, 2026, our LPG carriers were engaged in time charters.

Voyage Expenses

Voyage expenses for our LPG carrier segment amounted to $0.2 million and $0.4 million, respectively, in the six months ended June 30, 2026 and the same period of 2025. This decrease of $0.2 million is mainly associated with the decrease in Available Days in the six months ended June 30, 2026, as compared to the same period in 2025.

Vessel Operating Expenses

The decrease in vessel operating expenses by $2.0 million for our LPG carrier segment, to $1.9 million in the six months ended June 30, 2026, from $3.9 million in 2025, mainly reflects the decrease in the Ownership Days of our LPG carrier vessels to 362 days in the six months ended June 30, 2026, from 724 days in the same period in 2025.

Management Fees

The decrease in management fees by $0.4 million for our LPG carrier segment, to $0.4 million in the six months ended June 30, 2026, from $0.8 million in the same period in 2025, mainly reflects the decrease in the Ownership Days of our LPG carrier vessels, partially offset by the increase in management fees due to the inflation-based adjustments discussed in more detail under “—Consolidated Results of Operations—Management Fees.”

Depreciation and Amortization

Depreciation expenses for our LPG carrier segment decreased to $0.9 million in the six months ended June 30, 2026, from $1.8 million in the same period in 2025, as a result of the decrease in the Ownership Days of our LPG carrier vessels. The $0.16 million increase in dry-dock amortization charges for our LPG carrier segment, to $0.2 million in the six months ended June 30, 2026, from $0.04 million in 2025, mainly reflects the increase in dry-dock amortization days to 362 days in the six months ended June 30, 2026, from 198 dry-dock amortization days in the six months ended June 30, 2025.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, borrowings from debt transactions, and proceeds from equity offerings, to the extent available and permitted. Our current liquidity requirements relate to funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels, financing new projects and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

On March 30, 2026, we entered into a revolving credit facility agreement with a leading European financial institution for an amount of up to $60.0 million (the “Facility”) (refer to Note 9 to our unaudited interim condensed consolidated financial statements). On April 2, 2026, we drew down $15.0 million under the Facility, which was fully repaid on June 30, 2026. Accordingly, no amounts were outstanding under the Facility as of June 30, 2026.

For the six months ended June 30, 2026, our principal sources of funds were cash from operations.

As of June 30, 2026, and December 31, 2025, we had cash, cash equivalents and restricted cash of $80.2 million and $87.4 million, respectively. Cash, cash equivalents and restricted cash are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of June 30, 2026 and December 31, 2025, we had a working capital surplus of $83.2 million and $54.4 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate over the short-term period will be sufficient to meet our known short-term and long-term liquidity needs, including funding the operations of our business and meeting our normal working capital requirements for that period and our acquisitions of two MR tanker vessels in September 2026 of the 2018-built M/T Wonder Alasia and 2014-built M/T Wonder Atria, respectively, as described below.

On September 6, 2026, we entered into an agreement with an unaffiliated third party to acquire a 2018-built MR tanker vessel, the M/T Wonder Alasia, for a total purchase price of $45.9 million. The vessel was delivered to us on September 17, 2026. On September 17, 2026, we entered into an agreement with an unaffiliated third party to acquire a 2014-built MR tanker vessel, the M/T Wonder Atria, for a total purchase price of $37.5 million. The vessel was delivered to us on September 18, 2026. The vessels’ acquisitions were funded with cash on hand.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, the expenditures for the operation and maintenance of our vessels and the servicing of our indebtedness, including interest and scheduled availability reductions under the Facility and repayments under the New Facility. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required.

Revolving Credit Facility

On September 9, 2026, we provided the lender with a voluntary cancellation notice, cancelling $8.58 million of the commitment under the Facility, reducing the borrowing capacity available to the Company thereunder to $50.0 million. All security interests in the Company’s two formerly owned LPG carriers, the LPG Dream Arrax and the LPG Dream Vermax, mortgaged thereunder and obligations under the Facility of the Company’s subsidiaries owning such vessels were released by the lenders in connection with such commitment cancellation. Additionally, the Facility was partially drawn down by $10.0 million on September 11, 2026, and by $38.8 million on October 1, 2026.

New Revolving Credit Facility

On September 30, 2026, we entered into an up to $22.5 million revolving credit facility (the “New Facility”) with a leading European financial institution, which was fully drawn down on October 1, 2026. The New Facility has a tenor of five years, bears interest at a rate of Term SOFR plus a margin, and is secured by, among others, a first priority mortgage over the M/T Wonder Alasia. The net proceeds from the New Facility are intended to be used for general corporate purposes.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the six months ended June 30, 2026 and the six months ended June 30, 2025:

	For the six months ended	For the six months ended
	June 30, 2025	June 30, 2026
Net cash (used in)/provided by operating activities from continuing operations	$(6,487,669)	$7,263,945
Net cash provided by/(used in) investing activities from continuing operations	$94,921,704	$(430,382)
Net cash used in financing activities from continuing operations	$(11,056,450)	$(14,456,578)
Net cash provided by operating activities from discontinued operations	$94,908	$399,398
Cash, cash equivalents and restricted cash at beginning of period	$37,197,848	$87,422,426
Cash, cash equivalents and restricted cash at end of period	$114,670,341	$80,198,809

Operating Activities (from continuing operations): Net cash provided by operating activities amounted to $7.3 million for the six months ended June 30, 2026, consisting of net income of $1.1 million, non-cash adjustments related to depreciation and amortization of $2.9 million, a payment of dry-dock costs of $0.2 million, stock compensation cost of $3.3 million and a net decrease of $0.2 million in working capital. Net cash used in operating activities amounted to $6.5 million for the six months ended June 30, 2025, consisting of net income from continuing operations of $2.9 million, non-cash adjustments related to depreciation and amortization of $2.3 million, a payment of dry-dock costs of $1.1 million, stock compensation cost of $1.8 million and a net increase of $12.3 million in working capital which mainly derived from (i) an increase in accounts receivable by $0.7 million, (ii) an increase in prepaid expenses and other assets by $1.0 million, (iii) an increase in due from related party by $12.1 million, (iv) an increase in accounts payable by $0.9 million and (v) an increase in accrued liabilities by $0.5 million.

Investing Activities (from continuing operations): Net cash used in investing activities in the six months ended June 30, 2026 amounted to $0.4 million and mainly reflects the purchase of debt securities amounting to $1.2 million partially offset by $0.8 million of proceeds from the sale of equity securities and the redemption of debt securities. Net cash provided by investing activities in the six months ended June 30, 2025 amounted to $94.9 million and mainly reflects the proceeds from the repayment of the term loan we had extended to Castor, as offset by $5.4 million reflecting the advance deposit for the acquisition of the M/T Wonder Altair which was delivered to the Company on July 11, 2025.

Financing Activities (from continuing operations): Net cash used in financing activities during the six months ended June 30, 2026 amounted to $14.5 million and relates to (i) payment of special dividends amounting to an aggregate of $13.1 million in cash, (ii) payment to Castor of a dividend on our Series A Preferred Shares for the period from October 15, 2025 to April 14, 2026 amounting to $0.7 million and (iii) payment of deferred financing fees of $0.7 million in relation to our Facility. Net cash used in financing activities during the six months ended June 30, 2025 amounted to $11.1 million and relates to (i) the capital contribution of $10.4 million made to Robin in connection to the Robin Spin-Off and (ii) payment to Castor of a dividend on our Series A Preferred Shares for the period from October 15, 2024 to April 14, 2025 amounting to $0.7 million.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2025 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, “Item 18. Financial Statements” in our 2025 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our consolidated financial statements included in our 2025 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Time Charter Equivalent revenues. The Time Charter Equivalent (“TCE”) revenues are a measure of the revenue performance of a vessel and is defined as the total vessel revenues (time charter and/or pool revenues) less voyage expenses. The TCE revenues are not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. Management believes that the TCE revenues provides meaningful information to our investors because it compares net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, pool arrangement or other) under which our vessels are employed between the periods; it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the TCE revenues may not be comparable to that reported by other companies. See below for a reconciliation of TCE revenues to Total vessel revenues, the most directly comparable U.S. GAAP measure.

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a metric of the average daily net revenue performance of our vessels. The Daily TCE Rate is not a metric of financial performance under U.S. GAAP (i.e., it is a non-GAAP metric) and should not be considered as an alternative to any metric of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing TCE revenues by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance metric used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies. The following table reconciles the calculation of the TCE revenues and Daily TCE Rate for our Fleet to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of TCE revenues and Daily TCE Rate to Total vessel revenues — Consolidated (continuing operations)

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Total vessel revenues	$9,596,953	$12,913,332
Voyage expenses – including commissions to related party	(626,994)	(1,081,589)
TCE revenues	$8,969,959	$11,831,743
Available Days	781	724
Daily TCE Rate	$11,485	$16,342

Reconciliation of TCE revenues and Daily TCE Rate to Total vessel revenues — Eco Tanker Segment

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Total vessel revenues	$2,068,779	$3,870,923
Voyage expenses – including commissions to related party	(266,641)	(435,512)
TCE revenues	$1,802,138	$3,435,411
Available Days	103	181
Daily TCE Rate	$17,496	$18,980

Reconciliation of TCE revenues and Daily TCE Rate to Total vessel revenues — Non-Eco Tanker Segment

Six months ended June 30,
2026
Total vessel revenues	$4,836,972
Voyage expenses – including commissions to related party	(435,788)
TCE revenues	$4,401,184
Available Days	181
Daily TCE Rate	$24,316

Reconciliation of TCE revenues and Daily TCE Rate to Total vessel revenues — LPG Carrier Segment

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Total vessel revenues	$7,528,174	$4,205,437
Voyage expenses – including commissions to related party	(360,353)	(210,289)
TCE revenues	$7,167,821	$3,995,148
Available Days	678	362
Daily TCE Rate	$10,572	$11,036